NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
TO BE HELD ON THURSDAY, JUNE 14, 2007

NOTICE IS GIVEN THAT the annual general and special meeting (the “Meeting”) of the holders (the “Unitholders”) of trust units (the “Trust Units”) of Enterra Energy Trust (the “Trust”) will be held in the Grand Lecture Theatre of the Metropolitan Centre, 333-4th Avenue S.W., Calgary, Alberta, on Thursday, June 14, 2007 at 10:00 a.m. (Calgary time), for the following purposes:

1.

to receive and consider the financial statements of the Trust for the year ended December 31, 2006, together with the auditors’ report thereon;

2.

to appoint the auditors for the Trust for the ensuing year and to authorize the board of directors of Enterra Energy Corp. (“Enterra”) to fix their remuneration as such;

3.

to set the number of directors of Enterra, the administrator of the Trust, to be elected at the Meeting at five;

4.

to elect directors of Enterra for the ensuing year or until their successors are duly elected or appointed;

5.

to consider and, if thought appropriate, to pass a special resolution to approve an amendment to the Amended and Restated Trust Indenture of the Trust dated November 23, 2005 as amended May 18, 2006;

6.

to consider and, if thought appropriate, to pass a resolution to amend the Trust Unit Option Plan of the Trust;

7.

to consider and, if thought appropriate, to pass a resolution to amend the Restricted Unit and Performance Unit Incentive Plan of the Trust; and

8.

to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular – Proxy Statement dated May 1, 2007, which accompanies this Notice.  The financial statements of the Trust for the year ended December 31, 2006, including the auditors’ report thereon, are included in the Trust’s Annual Report, which will be available at the Meeting and which is available free of charge upon request by contacting info@enterraenergy.com.

Unitholders of the Trust who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and return it in the enclosed envelope.  In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the Trust c/o Olympia Trust Company, Suite 2300, 125 - 9th Avenue S.E., Calgary, Alberta, T2G 0P6 not less than 24 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof.

Unitholders of record at close of business on May 4, 2007 (the “Record Date”) will be entitled to vote at the Meeting.  No person acquiring Trust Units after such date is entitled to vote at the Meeting or any adjournment thereof.

Dated May 1, 2007.

By order of the board of directors of Enterra Energy Corp., administrator of Enterra Energy Trust
Signed “E. Keith Conrad”
E. Keith Conrad
President and Chief Executive Officer